Contact

www.linkedin.com/in/
federicoblumberg (LinkedIn)

Top Skills

Product Development
Software as a Service (SaaS)
Scalability

Languages

English (Full Professional)
Spanish (Native or Bilingual)

Certifications

Bloomberg Market Concepts
Computer Science

Honors-Awards

Valedictorian
Financial Management Association (FMA) Honor Society
Delta Mu Delta (DMD) International Honor Society
BSG World Best Manager 1st Place
REPLAD 2017 1st Place

Federico Blumberg

Founder & CEO at Fanaty
Miami, Florida, United States

Experience

Fanaty

Founder & CEO
March 2017 - Present (9 years 6 months)
Miami, FL

Credex

7 years 4 months

Shareholder
March 2024 - Present (2 years 6 months)
Florida, United States

Chief Executive Officer
March 2020 - March 2024 (4 years 1 month)
Florida, United States

Finance Manager
May 2019 - March 2020 (11 months)
Florida, United States

Credex

Financial Representative
October 2017 - April 2018 (7 months)
Florida, United States

Florida Memorial University

Student Tutor
January 2017 - May 2017 (5 months)
Miami/Fort Lauderdale Area

Tecnocor

Production Team Manager
August 2011 - 2017 (6 years)
Greater Buenos Aires, Argentina

Education

Escuela Tecnica ORT

Industrial Design Bachelor, Industrial and Product Design · (2007 - 2012)

Florida Memorial University

Bachelor's degree, Finance, General · (2013 - May 2017)